Exhibit 99.1

Genius Group Approved to Dual List on Upstream

SINGAPORE, March 30, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced its approval to dual list its shares on Upstream, the revolutionary trading app for digital securities and NFTs powered by Horizon Fintex (“Horizon”) and MERJ Exchange Limited (“MERJ”). Trading begins on Upstream April 6th, 2023 at 10:00am ET under the ticker symbol GNS.

The dual listing on Upstream is designed to provide Genius Group the opportunity to access a global, digital-first investor base that can trade using USDC digital currency along with credit, debit, PayPal, and USD, unlocking liquidity and enhancing price discovery while globalizing the opportunity to invest in Genius Group.

Global investors can get ready to trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up, and completing a simple KYC identity verification by tapping the settings icon on the home screen and tapping KYC.*

Existing shareholders may transfer their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol ‘GNS’ and the amount of shares to deposit, and tapping Submit. Next, enter your brokerage firm name and brokerage account number, and tap Submit. Finally, tap Add E-Signature, sign your name on the screen using your finger, tap Done, and then tap Sign.

After completion of the deposit request on Upstream, shareholders will receive via email an executed deposit form to submit to their current brokerage firm to initiate a withdraw to the transfer agent. Shares will not be transferred without notifying the current broker and requesting a withdraw. On listing day, shareholders will receive a push notification once the shares are deposited and available for trading on Upstream.

Details on the Genius Group listing, how shareholders can deposit shares and trade on Upstream, and how to claim the free commemorative NFT can be found on Genius Group’s Investor Relations website. The Upstream market is open 5 days a week 20 hours a day, Monday to Friday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST).

Traders on Upstream’s blockchain-powered platform will experience real-time trading and settlement and a transparent orderbook which does not permit common market manipulations. On listing day, Upstream participants will be eligible to claim a free digital collectible (NFT) memorializing the dual listing on Upstream. Shareholders may also be entitled to participate in future digital promotions which may be redeemed for products, services, or experiences for added value.

Roger Hamilton, CEO of Genius Group, commented, “Building shareholder value is an ongoing goal of ours and we believe a dual listing on Upstream will unlock liquidity and enhance price discovery for our shareholders”.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

About Upstream

Upstream, a MERJ Exchange Market (merj.exchange), is a fully regulated global stock exchange for digital securities and NFTs. Powered by Horizon’s proprietary blockchain-powered matching engine technology, the platform enables users to trade NFTs, and invest in securities for IPOs, crowdfunded companies, U.S. & international equities, and celebrity ventures using the Upstream app. For more information, please visit https://upstream.exchange/. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Disclaimers

This press release shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted.

Upstream and Issuers do not charge for share transfers, however, transfer agents may charge investors for share transfers. Such fees are standard in the industry and if a fee is required, the transfer agent will alert the investor of such charges and how to pay via credit card, check or wire.

Discount coupon NFTs received are redeemable for iGEMs, equivalent to $10 per share, however the NFTs have no royalties, equity ownership, or dividends. NFTs are for utility, collection, redemption or display purposes only.

NFTs received have no economic value, royalties, equity ownership, or dividends. NFTs are for utility, collection, redemption and display only.

*If you are a U.S. or Canadian-based citizen or permanent resident that has invested in a company that’s listed on Upstream, you may transfer your shares to Upstream and sell them on Upstream’s trading app for liquidation purposes only. You are not permitted to purchase shares of other companies listed on Upstream at this time. Anyone may buy and sell NFTs on Upstream.

If funding Upstream with an ACH or wire bank payment, users must complete Upstream’s in-app KYC process to get their new, FDIC insured, Upstream U.S. bank account details via email. Users may then initiate a funds-transfer from their bank or financial institution to this new U.S. Dollar bank account. If you haven’t completed KYC yet, or didn’t select ‘Bank’ as the ‘Deposit From’ option when you completed the process initially, then please go through KYC again selecting the ‘Bank’ payment method. Users may complete the simple KYC process by tapping the settings icon and the KYC option inside the Upstream app.

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, and a full member of ANNA. MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agreed to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development stage companies. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com